Exhibit 99.4

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2010

The following discussion and analysis of the results of operations and financial position of the Company for the year ending December 31, 2010 should be read in conjunction with the December 31, 2010 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles. All dollar amounts in this Management Discussion and Analysis (“MD&A”) are stated in Canadian dollars. The effective date of this report is date of filing.

Forward Looking Statements

Except for historical information, this MD&A may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. The reader is cautioned not to place undue reliance on this forward-looking information.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties. Since 1993, the Company has been focussing on exploration, when funds permit, on parts of its approximately 200 km2 (124 miles2)mineral properties in Highland Valley, British Columbia. These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

A recently conducted Titan 24 DC/IP Geophysical Survey by Quantec Geoscience Ltd. has successfully identified at least 39 geophysical anomalies of which 12 can be considered high priority drill targets. According to Quantec, in summary, “anomaly priorities are based on a combination of depth below surface, size of the chargeability anomaly, correlation between conductors with chargeability highs and trust in an anomaly (i.e. the anomaly can be followed over several lines and the HS-chargeability model shows a similar shaped anomaly). The number of the high priority targets is based on occurrences on each line.”

The Titan -24 DC/IP/MT geophysical survey was conducted over the Getty Copper’s Highland Valley property between November 20th and December 13th of 2010. A total of 12 lines of data were collected (23.2 line-km of direct current induced polarization (“DC/IP”) and 19.2 line-km Magnetotelluric (MT) data with a station spacing of 100 m. The survey geometry for the DC/IP component was a pole-dipole geometry. The line spacing was 250 m. and the lines were located in staggered fashion over the Getty North Deposit, the Getty South Deposit and the Getty West Zone, which is 1.4 km to the southwest of the Getty North Deposit.

The objective of the survey was to further delineate the geophysical signatures of the Getty North and Getty South deposits, and the Getty West Zone, as well as identify other anomalies and features of interest. The survey covered only a small percentage of the total Getty property surface area.

The survey confirmed by correlation with the past drill results the location of Getty North, and South Deposits, and revealed a large anomaly southwest of the Getty North deposit named the Getty West anomaly. Overall data quality was high. Several NNE-SSW striking faults were identified as narrow conductive features in both the DC and MT models, as well as breaks in the chargeability models. The survey produced an excellent correlation between mineralization shown in the drill holes targeting the Getty North and South deposits and the location of anomalies IP-07, IP-08 and IP-01 respectively.

Based on the recent Quantec program results and the previous 43 101 pre Feasibility study Getty is focused on a plan estimated at $5 million CDN to move the project forward toward feasibility, subject to financing being available. This is projected to include approximately 12,000 meters of drilling to expand the Getty North and Getty South reserves and resources while also delineating the exploration targets revealed by the Quantec work and previous studies. As well confirmatory Geotechnical and Metallurgical programs will be undertaken. Also, environmental and permitting activities will be advanced and basic engineering in support of a feasibility study will be undertaken.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2010

Summary of Survey Results:

  Getty North Deposit

  It appears that the higher copper assays observed in the Getty North drill holes correlate very closely to the centers of the chargeability anomalies, whereas the high copper assays correlate better with the contact between the high-moderate chargeability features.

  The Getty North deposit anomaly appears to be composed of two centers of high chargeability, where the western center extends further north-east following the interpreted faults and chargeability highs. The resistivity is moderate-low for both centers.

  Getty South Deposit

  The higher copper assays for the Getty South Deposit, correlate very well with the center of the chargeability anomaly. The chargeability anomaly suggests additional potential for copper mineralization at depth, which can be determined by extending the survey line in a possible second stage Titan 24 survey.

  The Getty South Deposit anomalies are represented by a low resistivity, and a weak to moderate chargeability feature extending to approx. 350 m (,1,150 ft.) below the surface which confirms the known deposit dimensions which is visible on all 4 short lines (250N-1000N). The chargeability anomaly could be open to depth, since the length of the survey lines (survey geometry) limits the depth of penetration at this location. The strongest response of the Getty South deposit is on line 500N, where the anomaly has an east-west length of approximately 350 m (1,148 ft.) located between 50 m (164 ft.) depth and the bottom of the model.

  Quantec recommended to extend the lines over the Getty South Deposit in both the east and the west directions, to better image the Getty South IP anomaly with the full depth of penetration capability with the Titan-24 system. Several other lines can also be considered, since other smaller anomalies have been identified in this survey which are only covered by a single additional line due to the staggered nature of the line locations, filling in the gaps of data, can be considered to further study these single line anomalies.

  Getty West Zone

  The Getty West anomaly is a near surface structure of 320 m (1,050 feet) in east west direction. This feature is a weak to moderate chargeability & moderate-low resistivity and spans four (4) lines (L3000N-3750N).

  There is further potential for the Getty West anomaly to be further extended south. Since the IP anomaly is not closed off by the southern most line. Additional lines of Titan-DC/IP and MT are also recommended to fill the gap between the Getty South and Getty north groups of lines.

  Quantec also recommends to follow-up this survey with a borehole DC-IP survey is order to further delineate potential deposits and identify off-hole anomalies, due to the large number of available boreholes (provided the holes are still open).

  The MT method could also be of use for further exploration of the Getty property, since many of chargeability anomalies appear to be related, or at least bound by an interpreted fault. One interpretation of the geophysical data suggests that the NW trending faults exert a strong control on mineralization.
  Drill hole data seem to confirm this interpretation.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2010

The Company retained West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California, to prepare a Preliminary Feasibility Study (“PFS”) which was filed on SEDAR on July 22, 2009. On Nov 30 2009 the Company’s securities were made subject to a cease trade order in British Columbia issued by the BC Securities Commission pending resolution of the BCSC’s technical staff’s comments on the PFS.”) The PFS has been amended to respond to their comments and it has been accepted and filed on SEDAR. The substance of the pertinent changes are outlined in the context of the press release as follows;

Getty Copper Inc is pleased to announce that the previous 43-101 Pre-Feasibility Study dated June 9, 2009 has now been amended and restated by West Coast Environmental and Engineering, as a result of a review by technical staff of the British Columbia Securities Commission. The following statements summarize and reconcile the amendments made to the Pre-Feasibility Report dated June 9, 2009 and are included in the final technical report dated May 3, 2010 that will be filed on www.sedar.com. The Report is a pre-feasibility report and readers are reminded that its conclusions are broad in nature and remain subject to the requirements for detailed engineering in a (final) feasibility report prepared in accordance with industry and regulatory requirements.

Indicated and Inferred Mineral Resources were originally bounded within the original pit boundaries. The updated May 3, 2010 Pre-Feasibility Study has now updated the indicated and inferred resource to include all mineralization that had reasonable prospects for economic extraction under favourable economic conditions, thus resulting in an increase in both the Indicated and Inferred Mineral Resources. The Indicated Resource blocks within the preliminary pit design were designated as the Probable Mineral Reserves. The revised table below illustrate this. (the original June 9, 2009 resource is in parenthesis):

Table 1. Summary of Changes In Getty Indicated And Inferred Mineral Resource Estimates.

Deposit	Indicated Resources (millions of tonnes)	Grade
		Cu%	Mo%
North	69.258 (49.691)	0.370 (0.397)	0.005
South	45.148 (36.870)	0.377 (0.405)	No Data
Total	114.406 (86.551)	0.373 (0.400)	---
Deposit	Inferred Resources (millions of tonnes)	Grade
		Cu%	Mo%
North	18.166 (8.089)	0.271 (0.419)	0.005
South	23.593 (14.008)	0.278 (0.314)	No Data
Total	41.759 (22.097)	0.275 (0.352)	---

There were no changes to the reserves estimated in the June 9, 2009 Pre-Feasibility Study. These are shown in Table 2.

Note to U.S. Investors concerning estimates of Indicated Resources. This section uses the term “indicated resources”. We caution U.S. investors that while this term are recognized and required by Canadian Securities Administrators pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves, as defined by the U.S. Securities and Exchange Commission.

Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources”. We caution U.S. investors that while this term is recognized and required by Canadian Securities Administrators pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Securities Administration rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

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GETTY COPPER INC. MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2010

Table 2. Summary of Getty Probable Mineral Reserve Estimates.

Deposit	Probable Reserves (millions of tonnes)	Grade
		Cu %	Mo%
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---

Further, there have been substantial recent swings in copper and molybdenum prices. The June 9, 2009 report used 60% of the 3 year trailing average and 40% of the 2 year forward average to project the copper metal price (US$3.29), and a deescalating molybdenum price based on a long term projected molybdenum prices (US$29.33 deescalating to US$14.75).

Due to the precipitous drop and subsequent gain in metal prices during late 2009 and early 2010, metal prices used were reviewed and changed using the original parameters. Accordingly, in the May 3, 2010 updated Pre-Feasibility Study, the long term copper price was dropped to US$2.99. Molybdenum pricing was reviewed and updated to an escalating future price using a price starting at US$18.00 escalating to US$22.35.

During the metal price review, the cash flow analysis was reviewed and changed as appropriate due to development of more accurate capital numbers and the appropriate change in contingency for those numbers. Table 3 identifies these amendments.

Table 3. Economic Criteria Update Summary.

Area	June 9, 2009	Current	Remarks
Mine Equip	$34,407,719	$42,638,050	Part of G&A not accounted for in original report
Mill	268,192,868	230,770,238	EPCM removed from mill costs
G&A	2,971,750	45,291,677	EPCM was included as part of General and Administration
Reclamation	17,830,500	7,277,278	Reduced by developing detailed use area
Working Capital	29,717,500	19,727,557	Based on approximately 3 months operating costs
Sub Total	353,120,337	345,704,800	Reduced mainly due to proper reclamation accounting and appropriate working capital
Contingency	88,280,084	39,541,957	The contingency was lowered based on detailed equipment quotes and reduction in Estimated costs
Total	$441,400,421	$385,246,757

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2010

Changes in contingency were also developed due to more detailed pricing that had been obtained after June 9, 2009. Thus the contingency utilized on equipment was lowered. Also, contingencies were removed from the reclamation bond and working capital as they are not contingency items. The reclamation bond was reduced due to better and more detailed information of the project and the actual costs associated with bonding in British Columbia. The working capital bond was lowered due to the operating cost changes when the proposed mining of the pits were changed and the Getty North Pit was proposed to be mined first to optimize molybdenum values.

In summation, the following represent the new May 3, 2010 updated NI 43-101 Pre-Feasibility Study pre tax NPV, cash flow, IRR, pre tax NPV’s calculated for 5% and 8% discount rates respectively.

  Projected Cash Flow – CAN $381Million

  Projected Internal rate of return – 10.85%

  Estimated net present value C$145.0 Million @ 5% Discount;C$58.8 Million @ 8% Discount

This press release has been prepared under the guidance of Craig Parkinson, P.Geo registered in British Columbia and a Qualified Person under NI 43-101 guidelines.

The focus of the PFS is evaluating the potential viability of a cathode copper and molybdenum process plant. The PFS summarizes and integrates a large number of previous technical reports. The updated PFS confirms that the oxide and sulphide reserves of the Getty North Deposit could potentially be open-pit mined in conjunction with the Getty South oxide and sulphide reserves.

The Company’s other identified potential mineral zones, known as North Valley; Glossie; Getty West, Northwest, Southwest, and Central; are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist. The Company continues to seek additional properties worthy of exploration and development.

The price of copper has rebounded strongly from the slump in 2009 as a result of worldwide economic conditions. There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production. The Company continues its efforts to move the properties into the development stage to take advantage of the current demand for copper.

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

The Company’s working capital increased to $147,528 for the year ending December 31, 2010 from ($3,534) at December 31, 2009, the increase of $151,062 is a result of $720,000 raised through a private placement whereby the Company issued 6,000,000 shares at $0.12. General and administration expenses as well as the recognition of an indemnity payable to a director (see note 6 of the financial statements). The Company has no source of revenue other than funds raised through the issuance of stock, through private placement.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2010

The Company’s total assets increased during the year ending December 31, 2010 to $5,116,337 an increase of $227,604 from December 31, 2009. A private placement completed in December 2010 offset the funds used to pay administrative expenses. The Company’s liabilities decreased by $148,562. The decrease in liabilities is a result of the Company paying the interest incurred on the unpaid balance of an indemnity settlement as well as $50,000 on the principle. The indemnity settlement is with one of the directors to indemnify him for approximately 88 % of his legal expenses which were incurred during 2004 to 2007 in the research and prosecution of legal actions related to lawsuits involving the Company. These lawsuits were in connection with a 2002 mineral property interest sale agreement and the actions of certain former directors. The settlement is premised on the fact that the director’s legal actions were of benefit to the Company in the conduct of its own litigation in connection with the same matters. The settlement provides that the director will receive $650,000 by way of a secured promissory note for $600,000 payable January 2, 2012 and bearing interest at 6% effective April 18, 2009, plus $50,000 cash upon execution of a definitive agreement, which was paid in November 2009. A further payment of $50,000 was paid in December 2010. The indemnity was expensed to legal fees which is included in the professional fees in the statement of operations of the financial statements. Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights. The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

The loss from operations for the year ending December 31, 2010 decreased by $777,071 over the loss reported at December 31, 2009. General and administrative expenditures for the year ending December 31, 2010 decreased to $334,720 compared to $1,091,021 at December 31, 2009. The comparative decrease of $756,301 in administrative expenses between the year ending December 31, 2010 and 2009 is primarily due to a decrease in legal fees, which in 2009 included the indemnity settlement, as explained in the above paragraph, and stock option compensation. The legal costs incurred during the year ending December 31, 2010 were primarily due to correspondence with the British Columbia Securities Commission, “BCSC” and Getty’s technical Qualified Persons and consultants in response to the BCSC questions and providing revisions to the Pre-Feasibility Report. The interest increase is due to the promissory note as described in the paragraph above for the indemnity settlement. Professional fees for the year ending December 31, 2010 $153,698 (2009 - $771,049) which include legal fees of $119,616 (2009 - $734,107) and $34,082 (2009 - $36,942) in accounting fees.

Selected Quarterly Information:

	December 31, 2010	December 31, 2009	December 31, 2008
Loss for the quarter	($110,745)	($165,245)	($181,725)
Loss for the year ending	(306,899)	($1,083,970)	($296,724)
Loss per share:	($0.004)	($0.01)	($0.004)
Assets	$5,116,337	$4,888,733	$5,236,527

Summary of Quarterly Results

	Dec. 31 2010	Sept. 30 2010	June 30 2010	March 31 2010	Dec. 31 2009	Sept. 30 2009	June 30 2009	March 31 2009
Income	$ ─	$499	$26,949	─	─	─	─	─
Loss before Other items	110,745	84,547	75,420	63,635	165,245	131,619	745,651	41,455
Net loss	110,745	84,048	48,471	63,635	165,245	131,619	745,651	41,455
Loss per share	$0.004	$0.002	$0.001	$0.001	$0.013	$0.01	$0.01	$0.001
Loss per share diluted	0.001	0.001	0.001	0.001	$0.001	$0.001	$0.001	$0.001

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2010

During the year ending December 31, 2010, the Company incurred $153,919 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Pre-feasibility study	-	-	5,938	5,938	-	11,876
Geology	-	-	1,521	1,521	-	3,042
Other	35,549	29	53,021	45,167	5,235	139,001
Total exploration & development costs	$35,549	$29	$60,480	$52,626	$5,235	$153,919

During the year ending December 31, 2009, the Company incurred $66,355 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development

Pre-feasibility study	-	-	11,966	11,966	-	23,932
Assay	-	-	-	25	-	25
Geology	-	-	1,241	1,241	-	2,482
Other	7,323	47	11,944	19,812	790	39,916
Total exploration & development costs	$7,323	$47	$25,151	$33,044	$790	$66,355

Liquidity

The Company has no mineral producing properties at this time and receives no revenues from production. All of the Company’s properties are late stage potential development projects (Getty North and Getty South) and exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties, except for the Getty North and Getty South deposits which are the subject of the West Coast Environmental Pre-Feasibility Study, until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

During December 2010, the Company issued 6,000,000 shares at $0.12 each for proceeds of $720,000. Proceeds will be used for exploration and general corporate purposes.

As of February 28, 2011, there were 325,000 finders warrants outstanding and if these warrants and the issued incentive stock options were exercised the number of shares outstanding would become 90,542,537.

Outlook

The Company continues its efforts to advance the status its mineral properties. Although the PFS has accorded probable reserve status to a portion of the known resources, it is uncertain whether the Company will determine that it has additional potentially economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and commercial development of the mineral properties, the Company believes that it may be able to economically develop the Getty North and Getty South deposits on its mineral properties. The ability to raise funds to develop its properties may be challenging in light of current metal prices and market conditions for financing junior exploration companies. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.

The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2010

The Company’s management remains committed to the advancement of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

Except as disclosed in this report there were no related party transactions. During the year ending December 31, 2010, Cinnamon Jang Willoughby, a professional accounting firm to which director and CFO Donald Willoughby is associated, billed the Company $16,082 (2009- $17,083) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, For the year ending December 31, 2010, the Company paid $72,745 (2009 - $nil) in legal fees to a firm that Bernhard Zinkhofer, Corporate Secretary, is associated with, $6,000 (2009 - $6,000) office rent to Deborah Resources Ltd. and $30,000 (2009 - $30,000) management fees to Freeway Properties Inc., and both companies are controlled by the Managing Director, John Lepinski. During the year ending December 31, 2010, the company owed $550,000 plus interest at 6% per annum to Mr. Lepinski as part of an indemnity settlement. (See note 6 of the December 31, 2010 Financial Statements. During the year ending December 31, 2010 the Company paid $31,319 (2009- $35,917) to Allihies Engineering Inc. for technical services, which is a company held by director and president Corby Anderson.

Outstanding share data

As of February 28, 2011, there were 86,892,537 common shares outstanding.

Changes in accounting policy

Accounting changes:

Effective October 1, 2007, the Company implemented the new CICA accounting section 1506 (Accounting Changes). Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

The impact that the adoption of this section will have on the Company’s financial statements will depend on the nature of future accounting changes and the required additional disclosure on recent accounting pronouncements.

Financial instruments:

Effective October 1, 2007, the Company implemented the new CICA accounting sections: 3862 (Financial Instruments – Disclosure), 3863 (Financial Instruments – Presentation), which replaced section 3861 Financial Instruments – Disclosures and Presentation.

These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements. Sections 3862 and 3863 emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of the risks arising from financial instruments, how these risks are managed. The Company has included these required disclosures in Note 13 to the financial statements.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2010

Capital disclosures:

Effective October 1, 2007, the Company implemented the new CICA accounting section 1535 (Capital Disclosures). Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included these disclosures in note 12 to the financial statements.

Future accounting changes:

International Financial Reporting Standards (“AFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

Additional Disclosure

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. As of November 15, 2010, this action remains unresolved.

West Coast Environmental and Engineering (WCE) has completed the independent, National Instrument 43-101 compliant preliminary feasibility study (PFS) in June 2009 covering the Getty North and Getty South claims (together the “Getty Project”). This PFS has been filed on www.SEDAR.com as a technical report. This report was subsequently updated in May 2010 and has been filed on SEDAR. WCE is a consulting and engineering firm comprised of independent, qualified technical personnel with multiple disciplines who are professionally registered and certified. The Getty Project is located in the Highland Valley near Logan Lake, British Columbia, in the Kamloops Mining Division of British Columbia, Canada. The Highland Valley area is a well known mining district that has historically produced copper and molybdenum, since 1962. Production of these metals as well as byproduct gold is carried out today by Teck's Highland Valley Copper mine located in the immediate vicinity of the Getty Project.

The purpose of the PFS was to provide estimates of copper and molybdenum resources and probable reserves in accordance with Canadian Institute of Mining and Metallurgy standards within the Getty North and South deposits, prepare preliminary mining and processing plans, and perform an economic analysis to determine the feasibility of the project on a 100% project basis (meaning the PFS includes 100% of the Getty South claims although it is only 50% owned by Getty and 50% owned by Robak Industries Ltd., a private company owned by John Lepinski, a director of Getty).

In addition, WCE recommends the further exploration with a view to expansion of both the Getty North and Getty South deposits. The Getty North property is comprised of 26 mineral claims located in south central British Columbia, Canada near latitude 50° 34' 15" North and longitude 121° 0' 3" West. To date diamond drilling on the Getty North property totals approximately 46,490 meters in 210 holes and percussion drilling totals approximately 5724 meters in 74 holes. In addition, 23 kilometers of induced polarization surveys, 23 kilometers of geochemical soil sampling surveys and detailed geological mapping has been conducted. The Getty North deposit is recommended by WCE to be developed laterally to the west, southwest and northeast of the deposit and also in the deeper sulphide zone. The deeper resources appear to occur within the continuous shoots that are amenable to open-pit mining followed by rubber tire underground mining methods. Additional drilling and sampling will likely increase the tonnage and grade estimates of the Getty North deposit as well as raise the resources to a higher category.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2010

The Getty South property is currently 50% owned and 100% controlled by Getty Copper Inc. and 50% owned by Robak Industries Ltd., a related party. The parties operate the Getty South under a 2002 agreement which gives Getty discretion over spending and operations on the property. Getty carries Robak’s share of expenses with any carried amounts to be recovered by Getty in priority to Robak in the event of commercial production from Getty South. The Getty South property is comprised of 22 Crown granted mining claims, located in south central British Columbia, Canada on map sheet 921/056 near latitude 50° 32' 32" North and longitude 120° 59' 28". The Getty South property has been explored with almost 400 meters of surface trenching, approximately 20,353 meters of diamond drilling from surface and underground sites and 1,719 meters of underground workings. Most recently, an exploration program composed of 13 reconnaissance diamond drill holes and 15 surface trenches with a total length of 1,572 meters were completed in 1996 and 1997. The Getty South deposit is recommended by WCE to be further explored with particular attention given to the west, northeast and southeast areas to fill in gaps identified in the mine model that would potentially increase the probable reserves of the deposit. Like the Getty North deposit, the deeper resources appear to occur within continuous shoots that should be amenable to open-pit mining followed by rubber tire underground mining methods. Proper in-fill drilling, trenching and bulk sampling should be conducted to reclassify the resource at a potentially higher category. Additional deep-level-in-fill and exploratory drilling is also recommended to examine the vertical and lateral extent of copper mineralization in the underlying sulphide zone.

The financial aspects and indicators for the Getty Project have been determined by using cash flow analysis to evaluate the capital and operating costs generated for the development, operation and closure for the estimated life of the Getty Project. A 12 month pre-production period is proposed to allow for capital outlay, pre-stripping and mine development. The Getty Project would have an estimated mine life of 17 years given the reserves independently determined by WCE in the PFS report. This assumes a nominal 15,000 tonnes of ore mined per day with an open-pit mining operation. The Getty ores would be treated with conventional crushing, grinding and flotation to produce bulk copper and molybdenum containing concentrates. The flotation tailings, which contain the oxide fraction of the copper ore, would then be treated by industrially proven, acidic vat leaching for copper recovery. The combined copper and molybdenum flotation concentrate will be pressure leached utilizing industrially-proven, nitrogen species catalyzed (NSC) pressure oxidation. Conventional copper solvent extraction and electrowinning would be used to produce on site LME quality electrowon copper metal cathodes. The leached molybdenum would be recovered via hydrometallurgical processing to produce molybdenum trioxide on site. A sodium sulphate by product will also be produced and sold. In addition, the Getty hydrometallurgical plant has been sized with extra process capacity to accommodate the treatment of outside custom copper and molybdenum concentrates. Overall, the designed production capacity of the Getty Project metallurgical facilities is estimated to be 30,000 tonnes of copper metal cathode and 2,250 tonnes of molybdenum trioxide per annum. Further, based on the financial and technical outcomes of metallurgical process detailed in the WCE PFS, Getty Copper Inc. is no longer planning to use Innovat Limited's hydrometallurgical technology or pursue an exclusive agreement to do so.

The project is subject to a 1½% net smelter return royalty in favour of Robak Industries Ltd which was taken as a direct cost.

The project is subject to an environmental review by provincial and federal regulatory agencies and before any commercial production can be achieved a permit under the Mines Act of British Columbia will need to be obtained. The report contemplates reclamation and closure costs of $7,800,000 CDN.

Net Revenue will be subject to federal income at the rate of 21.6% of net income with an allowance for mining royalties. Provincial Income tax is charged at the rate of 14.36% of net income less provincial mining tax of 13%. (Property taxes were included in the model)

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2010

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a proven reserve.

The Company’s main focus is to concentrate on seeking exploration funding or a joint venture partner to advance the status of the Getty North and Getty South deposits.

Additional Information

Additional information relating to the company, its activities and operations is available on SEDAR at www.sedar.com.

Subsequent Events

The Company will be issuing 1,400,000 shares in consideration of certain services provided to the

Company pursuant to a Letter Of Intent dated September 15, 2010. In this Letter Of Intent, it was proposed that Effisolar Energy Ltd. could earn up to a 51% interest in the Getty property upon completing certain conditions. Due to the length of time of negotiations for a formal agreement to be completed, the parties entered into a binding interim agreement, whereby Effisolar would fund a $420,000 work program on the Property. Within this agreement, the parties agreed that if a formal option and joint venture agreement was not signed by December 15, 2010, the Company would issue a total of 1,400,000 shares to Effisolar to pay for the work program. Since this deadline has passed without a formal agreement being signed, the company will be issuing the 1,400,000 shares.

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